August 31, 2022

VIA EDGAR

Nicholas Nalbantian

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Phoenix, AZ

Re:	SinglePoint Inc.
Post-Effective Amendment No. 2 to Form S-1 Filed August 4, 2022
File No. 333-259876

Dear Mr. Nalbantian:

By letter dated August 23, 2022, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Singlepoint Inc. (the “Company,” “we,” “us,” or “our”) with comments on the Company’s Post-Effective Amendment No. 2 to Form S-1 filed August 4, 2022. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below in bold, followed by the Company’s response.

Post-Effective Amendment to Form S-1 Selling Stockholder, page 14

1. Footnote 2 to the table in this section says that the shares of common stock owned by GHS Investments LLC does not include shares underlying Class A, Class C, Class D, Class E Preferred stock or warrants. Please revise to include all shares that GHS Investments LLC has the right to acquire beneficial ownership of within sixty days. Please refer to Question 140.01 of Compliance and Disclosure Interpretations for Regulation S-K and Exchange Act Rule 13d-3.

Response: The table has been revised to include all shares that GHS Investments LLC has the right to acquire beneficial ownership of within sixty days.

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Security Ownership of Certain Beneficial Owners, page 36

2. To the extent that GHS Investments is the beneficial owner of more than five percent of any class of voting securities, please disclose their ownership in accordance with Item 403 of Regulation S-K. Please also tell us why the beneficial ownership table only covers common stock and Class A Convertible Preferred Stock.

Response: The table has been revised to reflect the beneficial ownership of GHS Investments in all classes of Preferred Stock.

General

3. You revised the registration statement to cover only 3,657,033 shares of common stock, as compared to a total of 14,500,000. Please tell us whether the shares that you already issued to GHS were resold by GHS. If GHS has not yet sold these shares, please tell us why you believe that you can remove them from the registration statement.

Response: The shares already issued to GHS were resold by GHS. As discussed with counsel, the number of shares covered by the registration statement is 3,657,033.

4. Your revised disclosure on page four lists the number of shares underlying outstanding convertible preferred stock, warrants, and convertible notes. It is unclear if this disclosure covers only convertible securities held by GHS, or includes all currently outstanding convertible securities. If it covers only those held by GHS, please revise to disclose the number of shares underlying all outstanding convertible securities, regardless of the holder.

Response: The table on page four has been revised to disclose the number of shares underlying all outstanding convertible securities, regardless of the holder.

Should you have any further comments or questions please contact our outside counsel, Jeffrey M. Stein, Esq. at JMS Law Group, PLLC at (516) 422-6285.

Sincerely,

Wil Ralston
Chief Executive Officer

cc: Jeffrey M. Stein, Esq.

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